Mail Stop 6010

May 17, 2006

Via U.S. Mail and Facsimile to (805) 964-2712

Loren McFarland
Chief Financial Officer
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111

> **Re:** **Mentor Corporation**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2005**
> **Filed July 29, 2005**
> **File No. 001-31744**

Dear Mr. McFarland:

We have reviewed your response letter dated February 17, 2006 and subsequent filings and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements, page 63

Note A – Summary of Significant Accounting Policies, page 70

Revenue Recognition, page 72

1.   Please refer to prior comment 2. Under paragraph 4 of FTB 90-1, only costs that are directly related to the acquisition of a separately priced extended warranty and product maintenance contract should be deferred and charged to expense in proportion to the revenue recognized. "All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, should be charged to expense as incurred." Your disclosure and response state that you amortize the costs of warranty claims on a straight-line basis over the life of the pooled contracts. You refer to the "pooling concept" in your response. Please tell us whether or not you believe that paragraph 4 of FTB 90-1 is applicable to these costs and explain your response. If paragraph 4 is not applicable, then please tell us the accounting literature that you relied upon and how you applied that literature to your facts and circumstances. If paragraph 4 is applicable, you should ensure that your accounting policy in all periods presented comply with that guidance.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant